Alliance World Dollar Government Fund II, Inc.	Exhibit 77C
811-7732


77C - Matters submitted to a vote of security holders


A Special Meeting of Shareholders of Alliance World Dollar Government Fund II, Inc. ("AWDGF II") was held on March 20, 2003. A description of each proposal and number of shares voted at the meeting are as follows:



					Shares 				Shares
					Voted For				Abstain


To elect two Directors
of AWDGF II for a term
of three years and
until his or her
successor is duly
elected and qualifies.

John D. Carifa			71,814,970		0		1,277,289

Ruth Block				71,736,676		0		1,355,583